ATC HEALTHCARE, INC.
                               1983 Marcus Avenue
                          Lake Success, New York 11042

United States Securities and Exchange Commission
Washington, D.C.  20549

Re:    ATC Healthcare, Inc.
       Preliminary Proxy Statement
       Filed Monday, June 19, 2006
       SEC File No.:  001-31271

Ladies and Gentlemen:

         Our Preliminary Proxy Statement for our 2006 Annual Meeting of Shareholders was filed with the Commission on Monday, June 19, 2006. Please direct all correspondence relating to the filing to myself, Andrew Reiben, Senior Vice President and Chief Financial Officer, at the above address and at facsimile number 516.750.1683. Please provide copies of all correspondence to our attorneys as set forth below. You should feel free to discuss our filing with them by telephone as well.

                  David J. Hirsch
                  Keevican Weiss Bauerle & Hirsch LLC
                  Federated Tower, 11th Floor
                  Pittsburgh, Pennsylvania   15222
                  Facsimile:  412.355.2609
                  Telephone: 412.355.2960

                  Thomas J. Talcott
                  Keevican Weiss Bauerle & Hirsch LLC
                  1412 Superior Building
                  815 Superior Avenue
                  Cleveland, Ohio   44114-2706
                  Facsimile: 216.875-4809
                  Telephone: 216.920.3065

         Thank you very much for your consideration.


                               Very truly yours,
                               ATC HEALTHCARE, INC.

                               /s/ Andrew Reiben
                               -------------------------------------------------
                               Senior Vice President and Chief Financial Officer